Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2022 THIRD QUARTER RESULTS WEBCAST

TORONTO, ON – OCTOBER 31, 2022 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) announced today that it plans to release its 2022 third quarter results at 7:00 a.m. on Friday, November 4, 2022. Sprott will host an earnings webcast that morning at 10:00 a.m. to discuss the results. Sprott CEO, Whitney George, together with Sprott CFO, Kevin Hibbert and Sprott Asset Management CEO, John Ciampaglia, will host the webcast, which can be accessed as outlined below.

Webcast Details

Date:	November 4, 2022
Time:	10:00am ET
Audio Webcast:	Audience URL: https://edge.media-server.com/mmc/p/6iyict5f

Pre-registration is now open.

Please note, research analysts who cover the company should register at https://register.vevent.com/register/BI38780e28eb664c3e9d7419920d8f929a to participate in the live Q&A session.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.